3Q 2026 Results

LATAM delivers 12.5% Adj. Operating Margin with revenues up 18.4% YoY, amid elevated fuel prices

Santiago, Chile, November 3, 2026 – LATAM Airlines Group S.A. (NYSE: LTM; SSE: LTM) announced today its consolidated financial results for the third quarter ending September 30, 2026. References to "LATAM", "LATAM Airlines Group", the “Company” or the "parent company" pertain to LATAM Airlines Group S.A., and references to “LATAM group,” “we,” “us,” “our,” or the “group” refer to LATAM Airlines Group S.A. and its consolidated affiliates, both passenger and cargo affiliates. LATAM prepares its financial statements under IFRS as issued by the IASB, however, for ease of presentation and comparison, the Income Statement in this report is presented in an adapted US Format. On some occasions, adjustments to these Income Statement figures are made for Special Items. A table reconciling the figures adjusted for Special Items to their as-reported IFRS figures can be found at the end of the report. All figures in this report are expressed in U.S. dollars. Percentages and certain U.S. dollar, Chilean peso and Brazilian real amounts contained in this report have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding. The Brazilian real / U.S. dollar average exchange rate for the quarter was BRL 5.14 per USD (compared to BRL 5.45 per USD in 3Q 2025).

HIGHLIGHTS

“Third quarter results provide further evidence of LATAM’s robust business model and its ability to sustain solid performance despite persistent volatility in jet fuel prices,” said Ricardo Bottas, CFO of LATAM Airlines Group. “The network, differentiated value proposition and financial position continue to make the difference, supporting the group’s ability to consistently capture customer preference and deliver results. These attributes provide confidence in the group’s capacity to maintain its momentum. The recent credit rating upgrades from S&P Global and Fitch provide further independent recognition of LATAM’s continued progress and solid financial profile.”

Key Financial Results and Indicators	3Q26	3Q25	Var.
Total Revenues (US$ million)	4,567	3,856	+18.4%
Adjusted EBITDA (US$ million)	1,095	1,150	-4.7%
Adjusted EBITDA Margin	24.0%	29.8%	-5.8pp
Adjusted Operating Income (US$ million)	573	698	-17.9%
Adjusted Operating Margin	12.5%	18.1%	-5.6pp
Net Income attributable to owners of the parent company (US$ million)	441	379	+16.3%
Net Income Margin	9.6%	9.8%	-0.2pp
Diluted Earnings per ADS (US$)	1.54	1.30	+17.8%
Passenger RASK (US$ cents)	8.3	7.6	+9.4%
Adjusted Passenger CASK ex-fuel (US$ cents)	4.6	4.4	+3.5%
Key Financial Results and Indicators	3Q26	4Q25	Var.
Total liquidity[1] (US$ million)	4,446	3,725	+19.4%
Liquidity (as % of LTM revenues)	26.4%	25.7%	+0.7pp
Adj. Net Leverage (Net Debt / LTM Adj. EBITDA)	1.5x	1.5x	0.0x

 1. Liquidity is defined as Cash and Cash Equivalents and undrawn, committed revolving credit facilities.
•LATAM group expanded capacity by 7.7% year over year while delivering a strong 9.4% increase in passenger unit revenue (PRASK), and sustained a healthy consolidated load factor of 83.7%. This combination reflects customer preference for LATAM’s network and commercial strategy.

•The Company updated its full-year 2026 guidance, raising its revenue outlook to US$17.6–17.8 billion, while now expecting Adjusted EBITDA of US$3.9–4.05 billion. The revised outlook reflects a more challenging fuel price environment for the fourth quarter than previously anticipated.

•LATAM Airlines Group received credit rating upgrades from both S&P Global Ratings and Fitch Ratings, from BB to BB+, with stable outlooks, on September 21 and October 2, respectively. As part of these upgrades, LATAM's secured notes achieved investment-grade ratings from both agencies, marking an important milestone in LATAM's strengthened credit profile.

3Q 2026 Results

•In October, LATAM Airlines Brazil received its first two Embraer E195-E2 aircraft, marking a significant milestone with the introduction of a new aircraft type to the group’s fleet. This delivery marks the beginning of the incorporation of the first 14 aircraft planned for the initial phase of operations, which will begin on November 30 and cover 42 routes across LATAM Airlines Brazil’s domestic market.

•On September 1, 2026, LATAM’s Board of Directors approved the launch of the first portion of the share repurchase program authorized at the Extraordinary Shareholders’ Meeting held on August 3, 2026. This portion allows for the repurchase of up to 1% of the Company’s share capital, as part of the broader program authorizing repurchases of up to 5% of outstanding shares over a five-year period. As of September 30, the Company had repurchased approximately 0.65% of its shares under this program.

•LATAM Airlines Group closed a US$505 million long-term financing to fund new-generation aircraft. Of this amount, US$400 million was structured as sustainability-linked financing. Under this structure, progress toward reducing the group’s emissions intensity may result in more favorable financing terms.

•LATAM group was named “Airline of the Year 2027” by Air Transport World (ATW), becoming the first Latin American airline to receive this award. In addition, LATAM group received eight Skytrax World Airline Awards, including Best Airline in South America for the seventh consecutive year and Best Airline Staff in South America for the fifth year in a row. LATAM group also holds a Skytrax 4-Star Airline certification, the only airline in Latin America with this rating.

MANAGEMENT COMMENTS - THIRD QUARTER 2026

The third quarter of 2026 marked another period of solid performance for LATAM group. Revenues grew 18.4% year-over-year and the adjusted operating margin reached 12.5%, while facing an approximately US$520 million jet fuel price impact compared to 3Q25. Following the exceptionally challenging second quarter, LATAM group maintained its commercial momentum, supported by the dedication of its 44 thousand employees.

LATAM group's differentiated value proposition continued to drive customer preference and support strong commercial execution. On the passenger front, main cabin revenues grew year-over-year while continuing to grow capacity. The premium segment delivered an even better performance, with premium revenues growing 23% year-over-year. This customer preference, supported by the group’s extensive network and continued investment in customer experience, allowed LATAM group to capture higher fares and cover higher fuel costs. As a result, passenger unit revenues (PRASK) increased 9.4% year-over-year on a consolidated basis, led by the international segment with 10.2% growth, followed by LATAM Airlines Brazil's domestic market and the Spanish-speaking affiliates domestic markets, with increases of 9.2% and 8.7%, respectively.

Beyond the passenger business, LATAM group's diversified ecosystem continued to contribute to commercial growth. Cargo unit revenues increased 16% year-over-year, benefiting from shorter sales cycles that enabled a faster pass-through of higher fuel costs, while LATAM Pass continued to expand its membership base, reaching 57 million members, up 9% year-over-year, further deepening customer engagement and supporting recurring demand. These businesses form an integral part of LATAM group's unique ecosystem, bringing together strategic assets that strengthen one another and underpin a differentiated and sustainable business model. The value of this integrated approach was particularly evident during the quarter, enabling LATAM group to pass-through approximately 80%1 of the year-over-year jet fuel price impact. More broadly, LATAM group’s robust business model gained further external recognition amid challenging market conditions, with both S&P Global Ratings and Fitch Ratings upgrading LATAM's credit rating to BB+.

Operational efficiency and cost discipline also contributed to the group's solid performance, allowing LATAM to maintain control over unit costs while advancing its strategic priorities. With this, the group has been prioritizing investments that strengthen its differentiated value proposition, particularly product enhancements and premium offerings, alongside digital transformation projects aimed at driving further efficiencies and sustaining cost competitiveness over time.

Looking ahead, LATAM group remains confident in its ability to navigate evolving market conditions. Although continued fuel price volatility calls for a prudent approach, the group's extensive network, differentiated product offering, diversified revenue streams, fleet flexibility and a strong balance sheet provide a solid foundation to navigate this environment. LATAM's performance throughout 2026 has reinforced its ability to sustain profitability while pursuing its long-term strategy.

1Pass-through calculated as the YoY unit revenue differential (passenger and cargo) divided by the YoY fuel price differential, 3Q26 vs. 3Q25. The unit revenue differential is calculated as the change in PRASK and RATK multiplied by current-period ASK and ATK, respectively. The fuel price differential is calculated as the change in fuel cost per ASK multiplied by current-period ASK.
2

3Q 2026 Results

MANAGEMENT DISCUSSION AND ANALYSIS OF THIRD QUARTER 2026 RESULTS

Total operating revenues amounted to US$4,567 million in the third quarter, an increase of 18.4% compared to the same period of 2025, explained by a 17.8% increase in passenger revenues and a 19.5% increase in cargo revenues. For the third quarter of 2026, passenger and cargo revenues represented 87.5% and 10.6% of total operating revenues, respectively.

•Passenger revenues reached US$3,998 million in the third quarter, increasing 17.8% versus the same period of 2025. This growth was supported by sustained yield strength across the network, with yields increasing 11.7% year-over-year and passenger unit revenue (PRASK) growing 9.4%, complemented by a 7.7% expansion in capacity. The premium segment remained an important contributor to passenger revenue.

•Cargo revenues amounted to US$483 million in the third quarter, representing a 19.5% increase compared to the same period of 2025. The main driver of the increase was higher cargo yields, up 13.6% year-on-year, complemented by a 5.2% increase in cargo traffic (RTKs). In total, LATAM group transported 256 thousand tons during the quarter.

•Other income amounted to US$86 million in the third quarter, driven mostly by an increase in the LATAM Travel business and higher revenues from non-airline products within the LATAM Pass business.

Total adjusted operating expenses reached US$3,995 million in the third quarter of 2026, increasing 26.5% versus 3Q25, largely reflecting the impact of higher jet fuel prices during the quarter and the appreciation of local currencies, particularly the Brazilian real which strengthened by approximately 5.7% year-over-year. Adjusted passenger CASK ex-fuel rose 3.5% to US$4.6 cents in the quarter, with local currency appreciation contributing approximately US$0.1 cents to the increase. Excluding the impact of foreign exchange movements, unit costs would have remained broadly stable year-over-year.

The changes in adjusted operating expenses during the quarter were mainly explained by:

•Wages and benefits rose 17.7% year-over-year, primarily due to an 8.7% increase in the average workforce, in support of the group's expansion of operations and the appreciation of the Brazilian real and Chilean peso against the U.S. dollar.

•Aircraft fuel costs increased 60.9% versus the same period of 2025, amid continued pressure from elevated jet fuel prices. The average all-in jet fuel price (including hedges) increased 52.1% per barrel, while fuel consumption increased 5.8% year over year.

•Commissions to agents increased 26.5% compared to 3Q25, driven by a 17.8% increase in passenger revenues, supported by higher fares, increased operations and a greater contribution from the premium and corporate segments to the revenue mix.

•Depreciation and amortization increased 15.6% versus 3Q25, mainly driven by a higher average number of aircraft in the fleet. During the third quarter of 2026, LATAM group operated an average of 389 aircraft, up from 362 aircraft in the same period last year. The increase is also driven by a shift in fleet composition, as the group continues incorporating newer and higher-value aircraft as part of its fleet renewal strategy.

•Other rental and landing fees increased 14.9% year-over-year, primarily driven by an 8.7% increase in international operations, as well as the appreciation of local currencies.

•Passenger services expenses rose 11.4% versus the same period of 2025, driven by a growing premium traveler segment.

•Maintenance expenses totaled US$229 million, related to maintenance activities associated with fleet expansion.

•Other operating expenses remained stable compared to 3Q25, decreasing by 0.6%.

3Q 2026 Results

•Other gains and losses amounted to a net gain of US$17 million in the third quarter, related to labor contingencies in Argentina.

Non-operating results

•Interest income rose to US$52 million in 3Q26 from US$40 million in 3Q25, driven by a higher average cash balance than the prior year.

•Interest expense decreased 29.0% versus 3Q25, to US$183 million, largely driven by a higher comparison base in 3Q25, which included a US$105 million one-time, non-operating charge associated with the liability management exercise completed in July 2025, together with an important reduction in the cost of debt.

•Foreign exchange gains and losses amounted to a gain of US$11 million in the third quarter of 2026, primarily driven by the depreciation of local currencies compared to June 2026.

Net income attributable to the owners of the parent company during the quarter amounted to US$441 million, a 16.3% increase year-over-year. Net income attributable to owners of the parent company serves as the basis for calculating dividend distributions.

3Q 2026 Results

LIQUIDITY AND FINANCING

In the first nine months of the year, LATAM Airlines Group generated US$721 million in cash. LATAM ended the period with cash and cash equivalents of US$2,871 million (+33.5% vs December 31, 2025). Additionally, LATAM has US$1,575 million in available and fully undrawn revolving credit facilities (“RCF”). Liquidity as a percentage of last twelve months' revenue stood at 26.4%.

At the end of 3Q 2026, LATAM had a financial debt of US$4.8 billion and lease liabilities of US$4.4 billion, resulting in a total accounting debt of US$9.2 billion and net debt of US$6.4 billion. Accordingly, LATAM's adjusted net leverage stood at 1.5x. LATAM ended the quarter with a weighted average cost of financial debt of 6.6%, up sequentially, primarily driven by higher SOFR rates.

Debt Composition	Nominal Debt (million)	Accounting Debt (million)	Interest Rate	Maturity
2030 Senior Secured Notes	US$1,400	US$1,430	7.875%	2030
2031 Senior Secured Notes	US$800	US$802	7.625%	2031
Spare Engine Facility	US$275	US$276	5.8%	2028
UF Bond	US$159	US$162	UF + 2.0%	2042
Pre-Delivery Payments Financing	US$178	US$178	5.78%	2028
Fleet Financial Debt	US$1,955	US$1,954	5.64%	2026 - 2038
Total Financial Debt	US$4,766	US$4,802	6.61%	—

3Q 2026 Results

MARKET RISKS MANAGEMENT

Fuel price risk

LATAM’s fuel hedging policy has the main objective of protecting against medium-term liquidity risk from fuel price increases, while benefiting from fuel price reductions. It seeks to provide stability amid normalized volatility of jet fuel prices. Accordingly, LATAM hedges a portion of its estimated fuel consumption with a strategy based on the projected booking curve and pass-through capacity, managing this exposure over the next 12 months. LATAM hedges on jet fuel directly, via US Gulf Coast 54, generally utilizing asymmetric hedge instruments (for example, capped collars) that provide protection within a limited range against higher prices, while allowing participation from declining fuel prices. For the third quarter, LATAM had contracted call options for additional protection given the heightened volatility. For the period, LATAM had 37% of its estimated fuel consumption covered through collar structures and 8% through call options. During the third quarter of 2026, LATAM recognized gains of US$26.7 million for fuel hedging net of premiums (vs losses of US$2.0 million in the third quarter of 2025). LATAM does not hold call options under its fuel hedging contracts for the coming quarters.

Given the persistent volatility and prevailing market conditions, LATAM has maintained its fuel hedging positions unchanged for the coming quarters since its last disclosure.

Hedge positions per quarter for the next 12 months, as of October 30, 2026, are shown in the table below:

Fuel hedging	4Q26	1Q27	2Q27	3Q27
Hedges as percentage of estimated fuel consumption
Hedges contracted through collar structures[1]	27%	13%	7%	0%
1Considering the forward curve for jet fuel prices, as of October 30, 2026, all the collar contracts are "in the money". For a better understanding of the effects of jet fuel price variations on LATAM’s financial results, please refer to Note 3 of the Financial Statements or Item 11 of the annual report on form 20-F for 2024 and 2025, which include a sensitivity analysis of jet fuel price fluctuations, net of hedges.

Exchange rate risk

LATAM’s foreign exchange risk mainly comes from operations in currencies other than its functional currency, the US dollar. The largest operational cash flow exposure comes from the concentration of businesses in Brazil by LATAM Airlines Brazil, which are mostly denominated in Brazilian real. To a lesser degree, LATAM is also exposed to other currencies like the Euro, British pound, and several Latin American currencies. BRL cash flow hedge positions per quarter for the next 12 months, as of October 30, 2026, are shown in the table below:

FX hedging (BRL)	4Q26	1Q27	2Q27	3Q27
Hedge positions
Estimated cash flow mismatch hedged	46%	26%	5%	0%

3Q 2026 Results

LATAM FLEET PLAN

LATAM group’s fleet consists of 308 Airbus narrow-body aircraft, 2 Airbus wide-body aircraft under ACMI leases, 60 Boeing wide-body aircraft and 20 Boeing cargo freighters, totaling 390 aircraft. During the third quarter, the group received 3 A320Neo, 3 A321Neo and 1 Boeing 787-9 aircraft, and expects the delivery of 20 aircraft throughout the remainder of the year.

As of the date of publication, LATAM group has fleet commitment agreements with Airbus, Boeing, and Embraer for new aircraft. Additionally, the group has signed several contracts with lessors to receive narrow-body aircraft and Boeing wide-body aircraft in the coming years, as detailed below:

Fleet Plan	3Q26	Projected as of the end of each year
		2026	2027	2028
Passenger Aircraft
Narrow Body
Airbus Ceo Family	223	223	210	198
Airbus Neo Family	85	93	109	144
Embraer E2 Family	—	12	24	24
Total NB	308	328	343	366

Wide Body
Boeing 787	41	41	43	48
Others	21	21	21	19
Total WB	62	62	64	67

TOTAL	370	390	407	433

Cargo Aircraft
Boeing 767-300F	20	19	19	19
TOTAL	20	19	19	19

TOTAL FLEET (end of the period)	390	409	426	452

AVERAGE FLEET	389	385	420	434

Note: This fleet plan considers LATAM group's best estimates for committed arrivals, current decisions regarding aircraft sales, retirements and lease extensions. In the Financial Statements, Note 13 describes the aircraft that are currently held for sale.

3Q 2026 Results

2026 GUIDANCE

Updated guidance for the full year 2026 issued on November 3, 2026, as detailed below

Guidance for the full year 2026

Indicator	Guidance	Original 2026E Guidance (December 3, 2025)			Prior 2026E Guidance (August 4, 2026)			Updated 2026E Guidance (November 3, 2026)

Operating Indicators	Total ASK Growth vs 2025	8.0%	-	10.0%	9.0%	-	10.0%	8.5%	-	9.5%
	Domestic Brazil ASK Growth vs 2025	6.0%	-	8.0%	8.0%	-	9.0%	7.5%	-	8.5%
	Domestic Spanish Speaking Countries ASK Growth vs 2025	5.0%	-	7.0%	4.0%	-	5.0%	4.0%	-	5.0%
	International ASK Growth vs 2025	11.0%	-	13.0%	11.0%	-	12.0%	10.5%	-	11.5%
	Total ATK Growth vs 2025	5.0%	-	7.0%	5.0%	-	6.0%	4.5%	-	5.5%

	Revenues (US$ billion)	15.5	-	16.0	17.3	-	17.7	17.6	-	17.8
Financial Indicators	Adjusted CASK ex fuel[1] (US$ cents)	4.75	-	4.95	5.00	-	5.20	5.05	-	5.15
	Adjusted Passenger CASK ex fuel[1] (US$ cents)	4.30	-	4.50	4.50	-	4.70	4.55	-	4.65
	Adjusted Operating Income[2] (US$ billion)	2.35	-	2.65	2.10	-	2.30	1.90	-	2.05
	Adjusted Operating Margin[2]	15.0%	-	17.0%	12.0%	-	13.0%	10.5%	-	11.5%
	Adjusted EBITDA[2] (US$ billion)	4.20	-	4.60	4.10	-	4.40	3.90	-	4.05
	Adjusted EBITDA Margin[2]	27.0%	-	29.0%	23.0%	-	25.0%	22.0%	-	23.0%
	Adjusted Levered Free Cash Flow[3] (US$ billion)	>1.7			≥1.3			≥1.2
	Liquidity[4] (US$ billion)	>5.0			≥4.7			≥4.5
	Total Net Debt[5] (US$ billion)	<6.2			≤6.8			≤6.8
	Total Net Debt5/Adjusted EBITDA[2] (x)	≤1.4x			≤1.6x			≤1.7x

	Assumptions
	Average exchange rate (BRL/USD)	5.5			5.15			FY: 5.2 | Q4: 5.3
	Jet fuel price[6] (US$/bbl)	90			Q3: 147 | Q4: 130			FY: 155 | Q4: 180

1) Adjusted CASK ex-fuel includes adjustments to add back the effect of other gains and losses and employee compensations associated with the Corporate Incentive Plan. Adjusted Passenger CASK ex fuel is further adjusted to exclude cargo costs associated with belly and freighter operations.
2) Adjusted Operating Income excludes other gains and losses and employee compensations associated with the Corporate Incentive Plan. Adjusted EBITDA is further adjusted to exclude foreign exchange gains and results of indexation units.
3) Adjusted Levered Free Cash Flow calculated as the sum of net cash (outflow) inflow from operating and investing activities, adding payments from lease liabilities (amortization and interest) and financing predelivery payments, excluding amounts raised from the sale of property, plant and equipment, adding aircraft and non-aircraft financing interest.
4) Liquidity is defined as Cash and Cash Equivalents and undrawn, committed revolving credit facilities. Does not assume any additional payment to shareholders in 2026.
5) Total Net Debt includes operating lease liabilities, finance leases and other financial debt, and net of Cash and Cash Equivalents. Does not assume any additional payment to shareholders in 2026.
6) The jet fuel price projection does not include into-wing cost.

Note on forward-looking assumptions, outlooks and expectations are not facts but rather a good faith estimate of reality based on selected information believed to be reasonable. However, reality may differ from assumptions, outlooks and expectations. This report also contains forward-looking statements. Such statements may contain words such as “could,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM's current plans, estimates and projections and, therefore, you should not place undue reliance on such statements or the estimates arising from them. Forward-looking statements involve known and unknown inherent risks, uncertainties and other factors, many of which are beyond LATAM's control and are difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statements. The financial information contained herein does not constitute or replace in any way the submission of the corresponding financial statements of the Commission for the Financial Market (CMF) and the market, in terms of their content requirements, applicable procedures and deadlines of submission

3Q 2026 Results

corresponding to the CMF in accordance with current regulations. These factors and uncertainties include in particular those described in documents we have filed with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update any of them, whether as a result of new information, future events or any other factor. Our results may not be indicative of future performance, which remains subject to a number of uncertainties, including the risks disclosed in our annual report on Form 20-F, which was filed on March 3, 2026, and in our Annual Integrated Report filed April 2026, and especially the risks and uncertainties associated with global developments, including the conflicts in the Middle East. In addition, as disclosed in our annual report on Form 20-F, our business is seasonal and our passenger revenues are generally higher in the first and fourth quarters of each year, during the Southern Hemisphere’s spring and summer. Finally, demand for air travel and cargo services is influenced by a number of factors beyond our control, including global, regional and national political and socioeconomic developments as well as changes in our competitive landscape, all of which could have a material impact on our ability to achieve the guidance disclosed herein.

FINANCIAL STATEMENTS PUBLICATION AND CONFERENCE CALL

LATAM Airlines Group S.A. filed its financial statements for the period ended September 30, 2026 with the Comisión para el Mercado Financiero (CMF) of Chile on November 3, 2026. These financial statements are available in Spanish and English at ir.latam.com. For further inquiries, please contact the Investor Relations team at InvestorRelations@latam.com.

The Company will hold a conference call to discuss the third quarter 2026 financial results on November 4, 2026, at 8:00 am ET /10:00 am Santiago.

Webcast Link: Click here
Participant Call Link: Click here

About LATAM Airlines Group S.A.:

LATAM Airlines Group S.A. and its affiliates are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to / from Europe, the United States, Oceania, Africa and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321Neo, A320, A320Neo, and A319 aircraft. Additionally, the Airbus A330, operated under ACMI leases, is also part of the current operations.

LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the bellies of the passenger affiliates' aircraft, they have a fleet of 20 freighters. They operate on the LATAM group network as well as international routes that are exclusively operated by freighters. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.

For LATAM press inquiries, please write to comunicaciones.externas@latam.com. Additional financial information is available at ir.latam.com.

3Q 2026 Results

LATAM Airlines Group S.A.
Consolidated Operational Statistics

	For the three month period ended September 30,			For the nine month period ended September 30,
	2026	2025	% Change	2026	2025	% Change

System
Costs per ASK (US$ cents)	8.3	7.1	16.7%	8.2	7.0	16.8%
Adjusted Costs per ASK (US$ cents)	8.3	7.1	17.5%	8.2	7.0	17.0%
Costs per ASK ex fuel (US$ cents)	5.0	4.9	2.1%	5.0	4.8	6.0%
Adjusted Costs per ASK ex fuel (US$ cents)	5.1	4.9	3.2%	5.0	4.8	6.2%
Adjusted Passenger CASK ex fuel (US$ cents)	4.6	4.4	3.5%	4.6	4.3	6.8%
Fuel Gallons Consumed (millions)	395	373	5.8%	1,149	1,068	7.6%
Fuel Gallons Consumed per 1,000 ASKs	8.2	8.4	(1.7%)	8.3	8.4	(1.3%)
Fuel Price (with hedge) (US$ per gallon)	3.98	2.61	52.1%	3.76	2.66	41.6%
Fuel Price (with hedge) (US$ per barrel)	167.0	109.8	52.1%	157.9	111.5	41.6%
Fuel Price (without hedge) (US$ per gallon)	4.04	2.61	55.0%	3.80	2.64	44.0%
Fuel Price (without hedge) (US$ per barrel)	169.8	109.6	55.0%	159.5	110.7	44.0%
Average Trip Length (km)	1,706	1,661	2.7%	1,709	1,653	3.4%
Total Number of Employees (average)	43,754	40,263	8.7%	42,852	39,507	8.5%
Total Number of Employees (end of the period)	43,972	40,544	8.5%	43,972	40,544	8.5%

Passenger
ASKs (millions)	47,926	44,517	7.7%	137,954	126,637	8.9%
RPKs (millions)	40,128	38,039	5.5%	115,362	106,525	8.3%
Passengers Transported (thousands)	23,528	22,901	2.7%	67,505	64,462	4.7%
Load Factor (based on ASKs) %	83.7%	85.4%	(1.7pp)	83.6%	84.1%	-0.5pp
Yield based on RPKs (US$ cents)	10.0	8.9	11.7%	9.8	8.6	13.6%
Revenues per ASK (US$ cents)	8.3	7.6	9.4%	8.2	7.2	13.0%

Cargo
ATKs (millions)	2,173	2,106	3.2%	6,486	6,175	5.0%
RTKs (millions)	1,158	1,101	5.2%	3,401	3,277	3.8%
Tons Transported (thousands)	256	246	4.4%	768	745	3.1%
Load Factor (based on ATKs) %	53.3%	52.3%	1.0pp	52.4%	53.1%	-0.7pp
Yield based on RTKs (US$ cents)	41.7	36.7	13.6%	41.5	37.5	10.8%
Revenues per ATK (US$ cents)	22.2	19.2	15.8%	21.8	19.9	9.5%

Note: Adjusted figures include adjustments to add back the effect of other gains and losses and employee compensation associated with the Corporate Incentive Plan. Adjusted Passenger CASK ex fuel also excludes cargo costs associated with belly and freighter operations.

3Q 2026 Results

LATAM Airlines Group S.A.
Consolidated Financial Results for the Third Quarter 2026 (in thousands of US Dollars)

	For the three month period ended September 30,
	2026	Adjustments	2026 Adjusted	2025 Adjusted	% Change
REVENUE
Passenger	3,998,199	—	3,998,199	3,394,451	17.8%
Cargo	483,400	—	483,400	404,496	19.5%
Other Income	85,827	—	85,827	57,352	49.6%
TOTAL OPERATING REVENUE	4,567,426	—	4,567,426	3,856,299	18.4%
EXPENSES
Wages and Benefits	(563,325)	783	(562,542)	(478,043)	17.7%
Aircraft Fuel	(1,569,971)	—	(1,569,971)	(975,560)	60.9%
Commissions to Agents	(87,154)	—	(87,154)	(68,891)	26.5%
Depreciation and Amortization	(522,551)	—	(522,551)	(451,876)	15.6%
Other Rental and Landing Fees	(500,492)	—	(500,492)	(435,598)	14.9%
Passenger Services	(112,258)	—	(112,258)	(100,743)	11.4%
Aircraft Maintenance	(228,631)	—	(228,631)	(234,153)	(2.4%)
Other Operating Expenses	(411,054)	—	(411,054)	(413,654)	(0.6%)
Other gains/(losses)	16,972	(16,972)	—	—	n.m
TOTAL OPERATING EXPENSES	(3,978,464)	(16,189)	(3,994,653)	(3,158,518)	26.5%
OPERATING INCOME/(LOSS)	588,962	(16,189)	572,773	697,781	(17.9%)
Operating Margin	12.9%	(0.4pp)	12.5%	18.1%	-5.6pp
Interest Income	52,429	—	52,429	40,324	30.0%
Interest Expense	(182,500)	—	(182,500)	(256,915)	(29.0%)
Foreign exchange gains	11,061	(11,061)	—	—	n.m
Result of indexation units	644	(644)	—	—	n.m
INCOME/(LOSS) BEFORE TAXES	470,596	(27,894)	442,702	481,190	(8.0%)
Income Taxes	(31,402)	—	(31,402)	(70,054)	(55.2%)
NET INCOME/(LOSS)	439,194	(27,894)	411,300	411,136	—%
Attributable to:
Owners of the parent company	440,601	(27,894)	412,707	409,075	0.9%
Non-controlling interest	(1,407)	—	(1,407)	2,061	n.m
NET INCOME/(LOSS) attributable to the owners of the parent company	440,601	(27,894)	412,707	409,075	0.9%
Net Margin attributable to the owners of the parent company	9.6%	-0.6pp	9.0%	10.6%	-1.6pp
Effective Tax Rate	(6.7%)	(0.4pp)	(7.1%)	(14.6%)	7.5pp
Financial Metrics for the Third Quarter 2026
	For the three month period ended September 30,
	2026		2025		Change (%)
Diluted Earnings per ADS (US$)	1.54		1.30		17.8%
Diluted Earnings per Share (US$)	0.000768		0.000652		17.8%
Adjusted EBITDA (in thousands of US Dollars)	1,095,324		1,149,657		(4.7%)
Adjusted EBITDA Margin	24.0%		29.8%		-5.8pp

Note: Adjustments include adjustments to add back the effect of other gains and losses, employee compensation associated with the Corporate Incentive Plan, foreign exchange gains and results of indexation units.

3Q 2026 Results

LATAM Airlines Group S.A.
Consolidated Financial Results for the nine-month period ended September (in thousands of US Dollars)

	For the nine month period ended September 30,
	2026	Adjustments	2026 Adjusted	2025 Adjusted	Var. %
REVENUE
Passenger	11,272,887	—	11,272,887	9,161,653	23.0%
Cargo	1,412,823	—	1,412,823	1,228,727	15.0%
Other Income	215,146	—	215,146	155,562	38.3%
TOTAL OPERATING REVENUE	12,900,856	—	12,900,856	10,545,942	22.3%
EXPENSES
Wages and Benefits	(1,672,086)	5,185	(1,666,901)	(1,355,040)	23.0%
Aircraft Fuel	(4,319,090)	—	(4,319,090)	(2,836,326)	52.3%
Commissions to Agents	(248,172)	—	(248,172)	(179,446)	38.3%
Depreciation and Amortization	(1,500,866)	—	(1,500,866)	(1,268,030)	18.4%
Other Rental and Landing Fees	(1,382,472)	—	(1,382,472)	(1,227,058)	12.7%
Passenger Services	(334,113)	—	(334,113)	(270,728)	23.4%
Aircraft Maintenance	(676,834)	—	(676,834)	(598,139)	13.2%
Other Operating Expenses	(1,150,147)	—	(1,150,147)	(1,117,357)	2.9%
Other gains/(losses)	1,532	(1,532)	—	—	n.m
TOTAL OPERATING EXPENSES	(11,282,248)	3,653	(11,278,595)	(8,852,124)	27.4%
OPERATING INCOME/(LOSS)	1,618,608	3,653	1,622,261	1,693,818	(4.2%)
Operating Margin	12.5%	0.0pp	12.6%	16.1%	-3.5pp
Interest Income	129,027	—	129,027	100,357	28.6%
Interest Expense	(510,971)	—	(510,971)	(563,964)	(9.4%)
Foreign exchange gains	(76,053)	76,053	—	—	n.m
Result of indexation units	1,627	(1,627)	—	—	n.m
INCOME/(LOSS) BEFORE TAXES	1,162,238	78,079	1,240,317	1,230,211	0.8%
Income Taxes	(27,439)	—	(27,439)	(89,140)	(69.2%)
NET INCOME/(LOSS)	1,134,799	78,079	1,212,878	1,141,071	6.3%
Attributable to:
Owners of the parent company	1,141,809	78,079	1,219,888	1,137,429	7.2%
Non-controlling interest	(7,010)	—	(7,010)	3,642	n.m
NET INCOME/(LOSS) attributable to the owners of the parent company	1,141,809	78,079	1,219,888	1,137,429	7.2%
Net Margin attributable to the owners of the parent company	8.9%	0.6pp	9.5%	10.8%	-1.3pp
Effective Tax Rate	(2.4%)	0.1pp	(2.2%)	(7.2%)	5.0pp
Financial Metrics for the nine-month period ended September
	For the nine month period ended September 30,
	2026		2025		Change (%)
Diluted Earnings per ADS (US$)	3.98		3.28		21.2%
Diluted Earnings per Share (US$)	0.001989		0.001642		21.2%
Adjusted EBITDA (in thousands of US Dollars)	3,123,127		2,961,848		5.4%
Adjusted EBITDA Margin	24.2%		28.1%		-3.9pp

Note: Adjustments include adjustments to add back the effect of other gains and losses, employee compensation associated with the Corporate Incentive Plan, foreign exchange gains and results of indexation units.

3Q 2026 Results

LATAM Airlines Group S.A.
Consolidated Balance Sheet (in thousands of US Dollars)

	As of September 30,	As of December 31,
	2026	2025

Assets
Cash and cash equivalents	2,870,928	2,150,113
Other financial assets	91,121	70,544
Other non-financial assets	294,671	236,071
Trade and other accounts receivable	1,726,406	1,381,869
Accounts receivable from related entities	2,252	7
Inventories	595,144	458,566
Current tax assets	142,193	75,704
Total current assets other than non-current assets (or disposal groups) classified as held for sale	5,722,715	4,372,874

Non-current assets (or disposal groups) classified as held for sale	10,338	10,338

Total current assets	5,733,053	4,383,212

Other financial assets	37,678	52,139
Other non-financial assets	106,971	93,517
Accounts receivable	13,728	13,950
Intangible assets other than goodwill	1,244,470	1,129,961
Property, plant and equipment	13,332,801	11,947,014
Deferred tax assets	34,076	21,098
Total non-current assets	14,769,724	13,257,679
Total assets	20,502,777	17,640,891

Liabilities and shareholders' equity
Other financial liabilities	1,062,203	745,303
Trade and other accounts payables	2,954,204	2,684,846
Accounts payable to related entities	11,457	7,707
Other provisions	6,611	8,413
Current tax liabilities	61,834	31,950
Other non-financial liabilities	4,345,051	3,816,175
Total current liabilities	8,441,360	7,294,394

Other financial liabilities	8,176,949	7,343,223
Accounts payable	567,254	471,208
Other provisions	625,675	674,611
Deferred tax liabilities	350,953	338,674
Employee benefits	131,483	181,579
Total non-current liabilities	9,852,314	9,009,295
Total liabilities	18,293,674	16,303,689

Share capital	4,418,110	4,418,110
Retained earnings	2,969,546	2,170,280
Treasury Shares	(97,097)	—
Other equity	—	39
Other reserves	(5,065,101)	(5,242,835)
Parent’s ownership interest	2,225,458	1,345,594
Non-controlling interest	(16,355)	(8,392)
Total equity	2,209,103	1,337,202
Total liabilities and equity	20,502,777	17,640,891

3Q 2026 Results

LATAM Airlines Group S.A.
Consolidated Statement of Cash Flow – Direct Method (in thousands of US Dollars)

	As of September 30,	As of September 30,
	2026	2025

Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services	13,721,178	11,183,312
Other cash receipts from operating activities	193,202	142,209

Payments for operating activities
Payments to suppliers for the supply goods and services	(9,194,778)	(7,035,121)
Payments to and on behalf of employees	(1,749,221)	(1,322,422)
Other payments for operating activities	(330,087)	(303,582)
Income taxes (paid)	(83,295)	(82,298)
Other cash inflows (outflows)	16,407	(53,430)

Net cash (outflow) inflow from operating activities	2,573,406	2,528,668

Cash flows from investing activities
Amounts raised from sale of property, plant and equipment	8,417	27,031
Purchases of property, plant and equipment	(1,130,551)	(1,278,035)
Purchases of intangible assets	(112,012)	(75,784)
Interest received	117,191	93,635
Other cash inflows (outflows)	79,479	55,018

Net cash (outflow) inflow from investing activities	(1,037,476)	(1,178,135)

Cash flows inflow (out flow) from financing activities
Payments to acquire or redeem the entity's shares	(85,049)	(584,837)
Amounts raised from long-term loans	292,212	1,235,140
Amounts raised from short-term loans	139,745	—
Loans repayments	(206,353)	(886,989)
Payments of lease liabilities	(378,293)	(325,995)
Dividends paid	(127,288)	(293,396)
Interest paid	(457,528)	(423,401)
Other cash (outflows) inflows	(29,794)	(91,520)

Net cash inflow (outflow) from financing activities	(852,348)	(1,370,998)

Net (decrease) increase in cash and cash equivalents before effect of exchanges rate change	683,582	(20,465)
Effects of variation in the exchange rate on cash and cash equivalents	37,233	78,698
Net (decrease) increase in cash and cash equivalents	720,815	58,233

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	2,150,113	1,957,788

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	2,870,928	2,016,021

3Q 2026 Results

LATAM Airlines Group S.A.
Adjusted Free Cash Flow (in thousands of US Dollars)

Adjusted Free Cash Flow	For the three month period ended September 30,		For the nine month period ended September 30,
	2026	2025	2026	2025

Adjusted EBITDA	1,095,324	1,149,657	3,123,127	2,961,848

Changes in working capital	(26,415)	(83,808)	(317,376)	(230,338)
Cash taxes	(13,310)	(44,574)	(83,295)	(82,298)
Operating lease payments	(223,642)	(200,194)	(627,291)	(545,992)
Interest Income	45,956	37,873	117,191	93,635
Adj. Operating cash flow	877,913	858,955	2,212,356	2,196,855

Maintenance CapEx	(238,042)	(236,683)	(565,656)	(546,733)
CapEx for growth & Fleet CapEx Net of Financing	(193,993)	(145,426)	(325,065)	(430,592)
Adj. Investment cash flow *	(432,035)	(382,109)	(890,721)	(977,325)

Adj. Unlevered FCF	445,878	476,846	1,321,635	1,219,530
Interest on financial debt	(39,845)	(29,010)	(140,002)	(146,507)
Interest on finance leases	(25,313)	(23,393)	(68,528)	(56,897)
Adj. Levered FCF	380,720	424,443	1,113,105	1,016,126

Finance lease amortization	(69,363)	(62,024)	(195,768)	(186,989)
Non-Fleet Financial debt net amortization	—	90,120	(41)	90,120
Dividends paid	—	—	(127,288)	(293,396)
Other (Incl. Asset Sale, Fx and others)	(6,237)	(72,236)	15,856	17,209
Share repurchases[1]	(85,049)	(432,840)	(85,049)	(584,837)
Adj. Financing & Others cash flow	(225,807)	(529,383)	(600,820)	(1,161,297)
Change in cash	220,071	(52,537)	720,815	58,233

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	2,650,857	2,068,558	2,150,113	1,957,788
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	2,870,928	2,016,021	2,870,928	2,016,021

Fleet Cash Cost	(305,771)	(274,833)	(854,018)	(758,914)

*Adjusted Investment cash flow is equivalent to total CapEx net of financing. A reconciliation table can be found on page 18.

1 The US$85 million cash outflow in 3Q-26 reflects the settlement of shares repurchased during the third quarter. The remaining settlement occurred after quarter-end and will therefore be reflected as a cash outflow in the fourth quarter of 2026.

Notes:

1) Adjusted EBITDA includes adjustments to add back the effect of other gains and losses, employee compensation associated with the Corporate Incentive Plan, foreign exchange gains and results of indexation units.
2) Operating lease payments include Operational Leases under IFRS 16, including amortization and interest (both fleet and non-fleet).
3) Maintenance CapEx primarily includes engine shop visits, aircraft c-checks and restocking of parts for existing operation, as well as CapEx associated with fleet projects that do not contribute additional capacity to the group's operations or add new features to the existing offered product.
4) Growth & Fleet CapEx (net of financing) includes CapEx associated with additional spare parts and engines, engine shop visits, aircraft c-checks and restocking of parts for additional operation, PDPs, fleet projects that contribute additional capacity or new features to the existing offered product and certain other strategic projects that add value, and fleet arrivals net of their financing.
5) Fleet Cash cost includes Finance lease amortization, interest on finance leases and operating lease payments (Excluding Non-fleet lease liabilities). Calculation can be found on page 17.

3Q 2026 Results

LATAM Airlines Group S.A.
Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of September 30,	As of December 31,
	2026	2025

Total Assets	20,502,777	17,640,891
Total Liabilities	18,293,674	16,303,689
Total Equity*	2,209,103	1,337,202
Total Liabilities and Shareholders' equity	20,502,777	17,640,891

Fleet lease liabilities	4,222,021	3,574,031
Fleet financial debt	1,954,381	1,696,566
Total Fleet Debt	6,176,402	5,270,597
Total Non-Fleet Debt (includes non-fleet lease liabilities and non-fleet financial debt)	3,060,070	2,817,929
Total Gross Debt	9,236,472	8,088,526
Cash, cash equivalents and liquid investments	(2,870,928)	(2,150,113)
Total Net Debt	6,365,544	5,938,413
*Includes non-controlling interest.

LATAM Airlines Group S.A.
Main Financial Ratios

	As of September 30,	As of December 31,
	2026	2025

Cash, cash equivalents and liquid investments	2,870,928	2,150,113
Revolving Credit Facilities (RCF)	1,575,000	1,575,000
Liquidity (US$ thousands)	4,445,928	3,725,113
Liquidity as % of LTM revenues	26.4%	25.7%

Gross Debt (US$ thousands)	9,236,472	8,088,526
Gross Debt / Adjusted EBITDA (LTM)	2.2x	2.0x

Net Debt (US$ thousands)	6,365,544	5,938,413
Net Debt / Adjusted EBITDA (LTM)	1.5x	1.5x

Note: Adjusted EBITDA (LTM) refers to Adjusted EBITDA (Last Twelve Months) (US$ thousands). For the ratios as of September 30, 2026, and December 31, 2025, it is calculated using the last twelve months as of September 30, 2026 (US$4,252,328) and the full twelve months in 2025 (US$4,091,049).

3Q 2026 Results

LATAM Airlines Group S.A.
Consolidated Fleet

	As of September 30, 2026
	Aircraft on Property, Plant & Equipment	Aircraft on Right of Use under IFRS16	Total

Passenger Aircraft
Boeing 767-300ER	9	—	9
Boeing 777-300ER	10	—	10
Boeing 787-8	6	4	10
Boeing 787-9	2	29	31
Airbus A319-100	11	28	39
Airbus A320-200	86	49	135
Airbus A320-Neo	13	48	61
Airbus A321-200	30	19	49
Airbus A321-Neo	5	19	24
TOTAL	172	196	368

ACMI leases
Airbus A330-200	—	2	2
TOTAL	—	2	2

Cargo Aircraft
Boeing 767-300F	19	1	20
TOTAL	19	1	20

TOTAL FLEET	191	199	390

Note: This table includes 1 Boeing 767-300F that was reclassified from Property, Plant and Equipment to Assets Held for Sale. The Embraer aircraft referenced throughout the document were received after the end of the quarter and, therefore, are not included in this table.

3Q 2026 Results

LATAM Airlines Group S.A.
Reconciliation of Reported Amounts to Non-GAAP Items (in thousands of US Dollars)

LATAM Airlines Group S.A. ("LATAM" or "the Company") prepares its financial statements under “International Financial Reporting Standards” (“IFRS”) as issued by the IASB, however, for ease of presentation and comparison, the Income Statement in this report is presented in an Adapted by Nature Format. On some occasions, adjustments to these Income Statement figures are made for Special Items. These adjustments to include or exclude special items allows management an additional tool to understand and analyze its core operating performance and allow for more meaningful comparison in the industry. Therefore, LATAM believes these non-GAAP financial measures, derived from the consolidated financial statements but not presented in accordance with IFRS, may provide useful information to investors and others. In this table, you can find a reconciliation of the IFRS and the Adapted by Nature Format as LATAM reports its Income Statement in this earnings release for ease of comparison and further disclosure, as well as the adjustments made for Special Items.

These non-GAAP items may not be comparable to similarly titled non-GAAP items of other companies and should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. The tables below show these reconciliations:

	For the three month period ended September 30,			For the nine month period ended September 30,
	2026	2025	% Change	2026	2025	% Change

Cost of sales	(3,449,166)	(2,621,241)	31.6%	(9,705,159)	(7,387,453)	31.4%
Distribution costs	(171,693)	(155,757)	10.2%	(501,984)	(419,786)	19.6%
Administrative expenses	(237,713)	(225,729)	5.3%	(665,484)	(623,648)	6.7%
Other expenses	(136,864)	(162,421)	(15.7%)	(411,153)	(452,609)	(9.2%)
Other gains/(losses)	16,972	(2,004)	(946.9%)	1,532	16,579	(90.8%)
TOTAL OPERATING EXPENSES	(3,978,464)	(3,167,152)	25.6%	(11,282,248)	(8,866,917)	27.2%
Other gains/(losses)	(16,972)	2,004	(946.9%)	(1,532)	(16,579)	(90.8%)
Adjustments for Corporate Incentive Plan	783	6,630	(88.2%)	5,185	31,372	(83.5%)
ADJUSTED TOTAL OPERATING EXPENSES	(3,994,653)	(3,158,518)	26.5%	(11,278,595)	(8,852,124)	27.4%

TOTAL OPERATING EXPENSES	(3,978,464)	(3,167,152)	25.6%	(11,282,248)	(8,866,917)	27.2%
Aircraft fuel expenses	1,569,971	975,560	60.9%	4,319,090	2,836,326	52.3%
Operating Expenses (Ex-Fuel)	(2,408,493)	(2,191,592)	9.9%	(6,963,158)	(6,030,591)	15.5%
ASKs (millions)	47,926	44,517	7.7%	137,954	126,637	8.9%
CASK (Ex-Fuel)	(5.0)	(4.9)	2.1%	(5.0)	(4.8)	6.0%

ADJUSTED TOTAL OPERATING EXPENSES	(3,994,653)	(3,158,518)	26.5%	(11,278,595)	(8,852,124)	27.4%
Aircraft fuel expenses	1,569,971	975,560	60.9%	4,319,090	2,836,326	52.3%
Adjusted Operating Expenses (Ex-Fuel)	(2,424,682)	(2,182,958)	11.1%	(6,959,505)	(6,015,798)	15.7%
ASKs (millions)	47,926	44,517	7.7%	137,954	126,637	8.9%
ADJUSTED CASK Ex-Fuel (US$ cents)	(5.1)	(4.9)	3.2%	(5.0)	(4.8)	6.2%

Operating lease payments	(223,642)	(200,194)	11.7%	(627,291)	(545,992)	14.9%
Interest on finance leases	(25,313)	(23,393)	8.2%	(68,528)	(56,897)	20.4%
Finance lease amortization	(69,363)	(62,024)	11.8%	(195,768)	(186,989)	4.7%
Non-fleet lease liabilities	12,547	10,778	16.4%	37,569	30,964	21.3%
FLEET CASH COSTS	(305,771)	(274,833)	11.3%	(854,018)	(758,914)	12.5%

NET INCOME/(LOSS)	439,194	380,899	15.3%	1,134,799	979,337	15.9%
Income Taxes	31,402	70,054	(55.2%)	27,439	89,140	(69.2%)
Interest Expense	182,500	256,915	(29.0%)	510,971	563,964	(9.4%)
Interest Income	(52,429)	(40,324)	30.0%	(129,027)	(100,357)	28.6%
Depreciation and Amortization	522,551	451,876	15.6%	1,500,866	1,268,030	18.4%
EBITDA	1,123,218	1,119,420	0.3%	3,045,048	2,800,114	8.7%
Other gains/(losses)	(16,972)	2,004	(946.9%)	(1,532)	(16,579)	(90.8%)
Foreign exchange gains/(losses)	(11,061)	20,547	(153.8%)	76,053	146,595	n.m
Results of indexation units	(644)	1,056	(161.0%)	(1,627)	346	(570.2%)
Adjustments for Corporate Incentive Plan	783	6,630	(88.2%)	5,185	31,372	(83.5%)
ADJUSTED EBITDA	1,095,324	1,149,657	(4.7%)	3,123,127	2,961,848	5.4%

3Q 2026 Results

	For the three month period ended September 30,			For the nine month period ended September 30,
	2026	2025	% Change	2026	2025	% Change

Purchases of property, plant and equipment	(456,791)	(343,985)	32.8%	(1,130,551)	(1,278,035)	(11.5)%
Purchases of intangible assets	(49,847)	(27,848)	79.0%	(112,012)	(75,784)	47.8%
Reconciled by:
Leased Maintenance Capitalizations	(25,105)	(33,579)	(25.2%)	(149,050)	(120,544)	23.6%
Capital raised for fleet related financing	50,417	—	n.m	243,582	445,020	(45.3)%
Financing of Pre delivery payments	9,423	—	n.m	177,831	—	n.m
Recoveries of credits and Guarantee deposit received from assets	39,868	23,303	71.1%	79,479	52,018	52.8%
Insurance recovery	—	—	n.m	—	—	n.m
TOTAL CAPEX NET OF FINANCING	(432,035)	(382,109)	13.1%	(890,721)	(977,325)	(8.9%)

Net income attributable to owners of the parent company	440,601	378,838	16.3%	1,141,809	975,695	17.0%
Weighted average number of shares, diluted	573,618,899	580,921,272	(1.3%)	574,016,445	594,389,965	(3.4%)
DILUTED EARNINGS PER SHARE (US$)	0.00077	0.00065	17.8%	0.00199	0.00164	21.2%
DILUTED EARNINGS PER ADS (US$)	1.54	1.30	17.8%	3.98	3.28	21.2%

Note: For the three-month period and nine month period ended September 30, 2025, excludes US$3 million related to the same purposes.